Exhibit 99.2

22 March 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Exhibit 99.1 of GasLog Ltd.'s Form 6-K dated 22 March 2021, and we agree with the statements made therein.

Yours truly,

/s/ Deloitte LLP